UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 Norway: Johan Sverdrup Giant Field Starts Up in the North Sea (October 7, 2019)

Exhibit 99.2 Total launches construction of its third solar power plant in Japan (October 8, 2019)

Exhibit 99.3 Brazil: Total Expands Pre-Salt Footprint With New Deep Offshore Exploration License (October 10, 2019)

Exhibit 99.4 Total expands its strategic partnership with Adani to supply and market natural gas in India (October 14, 2019)

Exhibit 99.5 Deutsche Post DHL Group and Total reinforce their worldwide collaboration on energy solutions and innovative logistics (October 14, 2019)

Exhibit 99.6 Total Opens a Digital Factory to Further its Ambition of Becoming the Responsible Energy Major (October 17, 2019)

Exhibit 99.7 New Marine Fuels: Total’s First LNG Bunker Vessel Launched (October 17, 2019)

Exhibit 99.8 China: Total and Zhejiang Energy Group Join Forces to Develop the Growing Low Sulfur Marine Fuel Market (October 21, 2019)

Exhibit 99.9 Plastics Recycling: Total announces plans to double its capacity of recycled polypropylene for the automotive industry (October 22, 2019)

Exhibit 99.10 Total dedicates its $400 million global venture fund to Carbon Neutrality (October 24, 2019)

Exhibit 99.11 France: Total Tops Rankings in Call for Tenders for Rooftop Solar Installations (October 24, 2019)

Exhibit 99.12 Brunei: Total Sells Its Interest in Offshore Block CA1 (October 30, 2019)

Exhibit 99.13 Third quarter 2019 results (October 30, 2019)

Exhibit 99.14 Total announces the third 2019 interim dividend of €0.68/share, an increase of 6% compared to 2018 (October 30, 2019)

EXHIBIT INDEX

Exhibit 99.1 Norway: Johan Sverdrup Giant Field Starts Up in the North Sea (October 7, 2019)

Exhibit 99.2 Total launches construction of its third solar power plant in Japan (October 8, 2019)

Exhibit 99.3 Brazil: Total Expands Pre-Salt Footprint With New Deep Offshore Exploration License (October 10, 2019)

Exhibit 99.4 Total expands its strategic partnership with Adani to supply and market natural gas in India (October 14, 2019)

Exhibit 99.5 Deutsche Post DHL Group and Total reinforce their worldwide collaboration on energy solutions and innovative logistics (October 14, 2019)

Exhibit 99.6 Total Opens a Digital Factory to Further its Ambition of Becoming the Responsible Energy Major (October 17, 2019)

Exhibit 99.7 New Marine Fuels: Total’s First LNG Bunker Vessel Launched (October 17, 2019)

Exhibit 99.8 China: Total and Zhejiang Energy Group Join Forces to Develop the Growing Low Sulfur Marine Fuel Market (October 21, 2019)

Exhibit 99.9 Plastics Recycling: Total announces plans to double its capacity of recycled polypropylene for the automotive industry (October 22, 2019)

Exhibit 99.10 Total dedicates its $400 million global venture fund to Carbon Neutrality (October 24, 2019)

Exhibit 99.11 France: Total Tops Rankings in Call for Tenders for Rooftop Solar Installations (October 24, 2019)

Exhibit 99.12 Brunei: Total Sells Its Interest in Offshore Block CA1 (October 30, 2019)

Exhibit 99.13 Third quarter 2019 results (October 30, 2019)

Exhibit 99.14 Total announces the third 2019 interim dividend of €0.68/share, an increase of 6% compared to 2018 (October 30, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 31, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer